
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73



18 October 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

SUPPL

Dear Sirs

P&O TRADING UPDATE: JULY TO SEPTEMBER 2001

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc



82-2083

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 18 OCTOBER 2001

P&O TRADING UPDATE: JULY TO SEPTEMBER 2001

This is the third quarter update in 2001 for P&O's ports, logistics and ferries businesses. The next quarterly update (October to December) is provisionally scheduled for 17 January 2002. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's preliminary results which are expected to be announced on 7 March 2002.

Highlights for Q3

- Ports achieved strong container throughput despite a weaker trading environment;
- P&O Trans European maintained its positive trend in the quarter;
- Cold Logistics had a good third quarter with a strong performance in Australasia; and
- as anticipated, Ferries had a disappointing summer tourist season because of the consequences of the foot and mouth outbreak.

P&O Nedlloyd, in which P&O has a 50% interest, will report its financial results for Q3 on 15 November.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone (020) 7930 4343 Facsimile (020) 7925 0384 Email: groupinformation@p-and-o.com
International Telephone +44 20 7930 4343 Facsimile +44 20 7925 0384 Internet http://www.p-and-o.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

PORTS

	Throughput (TEU[1] '000)			
	Q3		Year to date	
	2001	**2000**	**2001**	**2000**
Asia	1,146	1,019	3,187	2,782
Americas	501	412	1,453	1,099
Europe	625	511	1,735	1,209
ANZ	339	298	906	867
Total	**2,611**	**2,240**	**7,281**	**5,957**

(1) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business. In 2000 container terminals accounted for approximately 70% of the total operating profit reported for P&O Ports, the remainder coming from other port operations and maritime services.

Key Points

1. Overall throughput for Q3 2001 was 17% up on Q3 2000 with organic growth of 13%. For the year to date throughput was 22% up on 2000 of which 10% was organic.
2. The tragic events of 11 September have had only a limited impact on the business. The slowdown in the US economy was already having a negative impact on world trade. The seasonal growth in volume expected for the second half of the year is less pronounced than in previous years and there are trading pressures in one or two terminals. Overall, however, P&O Ports' container throughput has been significantly above underlying rates of trade growth, confirming the resilience and inherent competitive strengths of the business.
3. The slower rate of growth in world trade is expected to have some impact on 2002. It is too soon to quantify this. The impact will, however, be largely offset by P&O Ports' value improvement programme which is on track to achieve significant savings from 2002 through synergies, cost reductions and best practice.

Asia

4. The concession document for the privatisation of the container terminal in Chennai (India) was signed on 9 August 2001. Chennai Container Terminal Limited, 75% controlled by P&O, will take over operations at the terminal by 7 November. During the calendar year 2001 the terminal is expected to handle approximately 400,000 teu and has had average annual growth over the last five years of approximately 15%.

5. Nhava Sheva in Mumbai continues to outperform expectations with strong volume growth.

6. In Manila, container volumes at ATI have benefited from the stabilising economic and political situation. However, grain and general cargo volumes continue to be disappointing.

7. At Surabaya, domestic volumes remain under pressure. Export volumes, where a tariff increase was obtained, are better although still below expectations.

8. Two new cranes have been delivered to QQCT in Qingdao and are in the process of being commissioned. This additional capacity should enable the terminal to provide effective service to large volume customers.

9. LCIT in Laem Chabang (Thailand) has made good progress and is now operating at close to full capacity.

10. Volumes being handled by SAGT in Colombo declined during the quarter as a result of higher insurance premiums after the terrorist attack on the airport. Following intervention from the government these premiums have largely been eliminated and it is expected that volumes will return to normal levels.

Americas

11. Following the events of 11 September all commercial activities have been suspended at the New York Passenger Ship Terminal which is now being used by the authorities. P&O Ports is unlikely to be able to recommence operations for up to six months.

12. On 19 July, the Maryland Board of Public Works formally approved the new six year contracts to manage the Seagirt and Dundalk Marine Terminals in Baltimore.

13. P&O has been awarded a contract to manage the re-development of the Port of Miami container terminal. P&O Ports is a 25% shareholder in the company that operates the container terminal.

14. The Argentine economy remains under pressure. Volumes at TRP are in line with last year but behind expectations in what continues to be a difficult competitive market. General cargo volumes have also suffered from the weak economy.

Europe

15. Much of the volume growth in Europe came from the new Antwerp terminal which was acquired last year. The terminal is now fully operational. Costs, however, are proving to be higher than anticipated.

16. Southampton Container Terminal handled significantly more volume than for the same period last year as a result of market share gains despite the UK market having declined by approximately 4% in 2001. Even so, the absence of the normally strong second half trade increase has resulted in throughput being behind expectations.

17. The port and logistics centre development "London Gateway" at Shell Haven is progressing on schedule. Environmental and planning studies are proceeding towards consent applications in January 2002.

ANZ (Australia and New Zealand)

18. The growth in volumes in Australia has been achieved despite a lack of underlying growth in the market as a whole. Although the market has declined by nearly 5% in 2001, P&O Ports has increased its market share.

19. As recently announced P&O Ports acquired the Australian ports logistics service provider Smith Bros Terminal Pty Ltd. It has significant operations in Sydney and Brisbane located close to the P&O Ports container terminals. The main area of focus for Smith Bros is the high margin sector of container packing and unpacking and container distribution. The investment will enable P&O Ports to offer a wider range of customer services and to increase terminal efficiency at the land side interface.

LOGISTICS

P&O Trans European

1. With the slowdown in European economies, underlying volumes are now showing some reduction compared with the strong Autumn flows experienced last year. Despite this, P&O Trans European maintained its positive trend in the third quarter.

2. Contract Logistics continued its good pace of development with significant new contract wins from Philips and Goodyear in Poland and the Setuza supermarket group in the Czech Republic.

3. In the UK, a custom-designed 15,000m^2 logistics centre in Doncaster incorporating a number of innovatory technical features was brought on-stream. The complex handles the recently won "New Look" retail contract and will soon take on expanded business from Electrolux. The new Mossend complex has been selected by Sainsbury's as their Primary Consolidation Centre in Scotland.

4. Unit Loads' results continue to improve following the restructuring programme announced earlier this year.

P&O Cold Logistics

1. P&O Cold Logistics had a good third quarter driven by continuing strong organic growth and business acquisitions. The US terrorist attack only had an impact on the Boston facility where deliveries to some areas were delayed or blocked for several days. Sales of some refrigerated food products temporarily slowed but there is no sign of any ongoing trend or impact.

2. In the US, good organic growth was achieved in the quarter due to strong commodity and manufactured food volumes in California and strong retail volumes in Texas. These were partly offset in Nevada due to run down in inventory from an ice cream manufacturer and in Dallas due to the decision of a leading manufacturer to relocate the outsourcing of one of its divisions. There were several contract gains in the quarter.

3. In Australasia the Eskimo Logistics Group has been successfully integrated into the group supported by new contract gains. Good organic growth was achieved despite a continuing decline in export meat volumes in Western Australia. Earnings continue to benefit from improved productivity and cost control. There were a number of contract gains in the period.

4. Our much smaller business in South America experienced another weak quarter. Argentina remains disappointing as economic difficulties impact domestic consumption, exacerbated by the continuing problems of foot and mouth. There were some new contract gains.

FERRIES

P&O Stena Line (P&OSL)

	Carryings[1] ('000)			
	Q3		Year to date	
	2001	2000	2001	2000
Freight units	280	272	841	835
Tourist vehicles (including coaches)	537	566	1,232	1,381
Passengers	3,533	3,694	8,391	9,099

(1) Carryings include P&O Stena Line's two routes – Dover/Calais and Dover/Zeebrugge

Freight

1. The total Short Sea freight market continued to grow strongly in the third quarter, increasing by 9%. For the year to date the increase is 10%. This reflects general trade growth and the tendency of the Short Sea to attract traffic from other routes.

2. Both the year to date and current quarter comparisons show an increase in P&OSL carryings. Market growth more than offset the decline in share due to Norfolk Line operating two ships in 2001 compared to the limited one ship operation commenced in April 2000. Eurotunnel's carryings increased although their market share also fell.

3. Average rates for the year to date show a small decrease largely due to the continuing weak Euro.

Tourist vehicles and Passengers

1. The foot and mouth outbreak in the UK continued to impact negatively on tourist traffic from the Continent and also caused cancellation of various promotions in the UK media. Continental bookings remain considerably below last year.

2. The overall tourist vehicle market fell by 5% in the quarter and by 8% year to date. P&OSL's market share is in line with last year for the quarter but slightly down for the year to date. Average rates show a small fall on last year.

3. The total passenger market was down 5% in the quarter and 6% year to date. On board sales per passenger continued the strong growth reported in Q1 and Q2, with average sales per passenger 19% higher than 2000 year to date.

P&O Ferries (excluding P&O Stena Line)

	Carryings[1] ('000)			
	Q3		Year to date	
	2001	**2000**	**2001**	**2000**
Freight units	327	328	996	994
Tourist vehicles (including coaches)	388	382	781	780
Passengers	1,511	1,480	3,270	3,181

(1) Carryings are an aggregation of P&O's other ferry routes around the UK namely North Sea, Irish Sea, Western Channel and Scottish Isles.

Freight

1. Overall volumes remain similar to last year and rates are under pressure from competition. Volumes on the Irish Sea increased 11% in the quarter but were offset by a decline in volumes of 8% on the North Sea as freight continues to move towards the Short Sea.

Tourist vehicles and Passengers

1. Both tourist vehicle and passenger carryings increased by approximately 2% in the quarter. This largely reflects strong volume growth at Portsmouth. Rates remain flat year on year. The North Sea continues to be adversely affected by the consequences of foot and mouth disease which has reduced the level of bookings by Continental tourists.

(ends)